Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     PreMD Inc. Reports Third Quarter Results and Appoints New Chief
     Financial Officer

     TORONTO, Nov. 13 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; PREMF.pk) ("PreMD" or the "Company") today announced unaudited financial results for the third quarter of fiscal 2008 ended September 30, 2008 ("Q3
2008").

     <<
     During the third quarter, PreMD announced that:
     -   the PREVU(x) appeal is being reviewed by the FDA Commissioner's
         Office;
     -   the agreement with AstraZeneca has been terminated;
     -   the Company's shares have been delisted from AMEX; and
     -   the Company has begun trading on the Pink Sheets.

     Subsequent to quarter end:
     -   the Company completed a secured debenture financing for gross proceeds of $500,000;
     -   the Company's breast cancer clinical data was accepted for presentation at the 4th Annual Academic Surgical Congress; and
     -   a listing review was initiated by the Toronto Stock Exchange.
     >>

     "We are working hard to create opportunities for PreMD. We are looking at revenue generation strategies for PREVU(x) with companies like Medivon, LLC as well as others in Canada, Europe and Asia and we are also pursuing opportunities in the cosmetics field," stated Dr. Brent Norton, President and
CEO of PreMD. "We are also looking at strategies to monetize various tangible and intangible assets and raise short-term capital to fund operations. There are no guarantees that we will be able to achieve these plans, but we are working towards improving the future of PreMD."
     The Company is also pleased to announce the appointment of Catherine
Auld, C.A., as Chief Financial Officer. Ms. Auld will be responsible for
PreMD's financial matters as well as assist in strategic and investor relations activities. Ms. Auld brings a breadth of knowledge in both the biotechnology and financial industries and is currently working as a financial consultant within the biotechnology industry. Previously, Ms. Auld was Chief
Financial Officer of NeuroMedix Inc. and Interim Chief Financial Officer of
ARIUS Research Inc., and prior thereto, Chief Financial Officer of Transition
Therapeutics Inc.
     Mr. Ron Hosking, who has been with PreMD over 11 years is retiring as
Chief Financial Officer, but will continue to act as a consultant to the
Company. "Ron has been a significant asset to PreMD and we are very grateful for his years of dedication and contribution," said Dr. Brent Norton. "He will really be missed, so we are pleased that he has agreed to continue as a consultant."

     Financial Review (All amounts are in Canadian dollars)

     The consolidated net loss for the three months ended September 30, 2008
(Q3 2008) was $1,879,000 or $(0.07) per share compared with a loss of
$1,635,000 or $(0.07) per share for the quarter ended September 30, 2007 (Q3
2007).
     Total product sales were $7,000 for both Q3 2008 and Q3 2007. Similarly, license revenue was $27,000 for Q3 2008 and Q3 2007. Product sales reflect direct sales to customers. The license revenue consisted of the upfront cash payment received in accordance with the 2007 licensing agreement with
AstraZeneca Pharmaceuticals LP ("AstraZeneca") which was deferred and recognized into income on a straight-line basis over five years. This agreement was terminated subsequent to September 30, 2008.

     <<
     Research and development expenditures for the quarter decreased by
$122,000 to $615,000 from $737,000 in Q3 2007. Significant causes of the variance include:
     -   a decrease of $13,000 in spending on clinical trials for cancer;
     -   a decrease of $17,000 in R&D related travel;
     -   an increase of $22,000 in legal fees on intellectual property;
     -   a decrease of $37,000 on product development related to manufacturing validation for the new cordless reader, as this project nears completion;
     -   a decrease of $69,000 in stock compensation costs;
     -   a decrease of $218,000 in salaries and benefits for research personnel due to reduction in staff; and
     -   a provision for obsolescence of $221,000 for components of the
         PREVU(x) reader.

     General and administration expenses amounted to $367,000 for Q3 2008 compared with $995,000 in Q3 2007, a decrease of $628,000. Significant causes of the variance include:
     -   a reduction in annual meeting and annual report costs of $16,000 due to cost containment activities;
     -   a decrease of $18,000 in directors fees;
     -   a decrease of $29,000 in travel costs;
     -   a decrease of $110,000 in stock compensation costs;
     -   a decrease of $178,000 in professional fees for legal, audit and human resources; the 2007 amount included expenses of a business development consultant; and
     -   a decrease of $235,000 in salaries and benefits due to reductions in administrative staff;
     >>

     Interest on convertible debentures (issued on August 30, 2005) amounted to $167,000 in both Q3 2008 and Q3 2007. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. The amount accrued for Q3 2008 was subsequently paid in common shares, whereas the amount for Q3 2007 was paid partly in shares ($135,000) and partly in cash. Imputed interest on convertible debentures of $296,000 and $253,000 in Q3 2008 and
2007, respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 15%.
     Interest on senior unsecured debentures, issued on March 12, 2008, amounted to $35,000 for Q3 2008. Imputed interest on the liability component of the 2008 senior unsecured debentures amounted to $103,000 in Q3 2008, at an effective interest rate of 10.9%.
     Amortization expenses for capital assets and intangible assets for Q3
2008 amounted to $30,000 compared with $42,000 for Q3 2007.
     The loss on foreign exchange was $348,000 for Q3 2008, compared with a gain of $533,000 for Q3 2007. The major contributing factor for the change was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.
     Refundable scientific investment tax credits ("ITCs") accrued for Q3 2008 amounted to $49,000 versus $54,000 for Q3 2007.
     As at September 30, 2008, PreMD had cash, cash equivalents and short-term investments totaling $35,000 ($1,190,000 as at December 31, 2007). Cash used to fund operating activities during Q3 2008 amounted to $409,000 compared with
$1,116,000 in Q3 2007. Subsequent to September 30, 2008, on October 7, 2008,
the Company issued secured debentures for gross proceeds of $500,000. To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and debentures and the recovery of provincial
ITCs. The Company reported a loss of $1,879,000 for the three months ended
September 30, 2008, has a shareholders' deficiency of $7,701,000 as at
September 30, 2008 and has experienced significant operating losses and cash outflows from operations since inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.
     Financial statements are attached to this press release and are available at www.sedar.com.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     <<
     PreMD Inc.
     Incorporated under the laws of Canada

                          CONSOLIDATED BALANCE SHEETS
                             (In Canadian dollars)
       (See note 1 - Nature of Operations and Going Concern Uncertainty)
                                   Unaudited

                                                       As at         As at
                                                   September 30,  December 31,
                                                        2008           2007
                                                         $              $
     -------------------------------------------------------------------------

     ASSETS
     Current
     Cash and cash equivalents                           34,918       282,200
     Short-term investments                                   -       907,768
     Accounts receivable                                  1,246         8,292
     Inventory                                           23,661        61,177
     Prepaid expenses and other receivables             718,767       758,715
     Investment tax credits receivable                  234,000       340,000
     -------------------------------------------------------------------------
     Total current assets                             1,012,592     2,358,152
     -------------------------------------------------------------------------
     Capital assets, net of accumulated
      amortization of $284,333 (2007 - $267,458)         69,235        93,867
     Intangible assets, net of accumulated
      amortization of $1,037,340 (2007 - $991,473)      259,916       305,783
     -------------------------------------------------------------------------
                                                      1,341,743     2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
     Current
     Accounts payable                                   312,109       305,333
     Accrued liabilities                                621,516       765,312
     Current portion of deferred revenue                400,050       106,680
     -------------------------------------------------------------------------
     Total current liabilities                        1,333,675     1,177,325
     -------------------------------------------------------------------------

     Long-term debt
     Debentures                                         658,964             -
     Convertible debentures                           7,049,694     5,626,987
     -------------------------------------------------------------------------
                                                      7,708,658     5,626,987
     Deferred revenue                                         -       373,380
     -------------------------------------------------------------------------
     Total liabilities                                9,042,333     7,177,692
     -------------------------------------------------------------------------

     Shareholders' deficiency
     Capital stock                                   29,617,770    29,120,655
     Contributed surplus                              3,443,288     3,098,928
     Equity component of convertible debentures       2,239,385     2,239,385
     Warrants                                         2,314,356     1,557,296
     Deficit                                        (45,315,389)  (40,436,154)
     -------------------------------------------------------------------------
     Total shareholders' deficiency                  (7,700,590)   (4,419,890)
     -------------------------------------------------------------------------
                                                      1,341,743     2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying note

     PreMD Inc.

        CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                             (In Canadian dollars)
                                   Unaudited
                                    (note 1)

                            Three months ended          Nine months ended
                                September 30               September 30
                        --------------------------  --------------------------
                            2008          2007          2008          2007
                             $             $             $             $
     -------------------------------------------------------------------------

     REVENUE
     Product sales           7,150          7,150        21,900        33,484
     License revenue        26,670         26,670        80,010        26,670
     -------------------------------------------------------------------------
                            33,820         33,820       101,910        60,154
     Cost of product sales   4,406         93,057        31,085       101,623
     -------------------------------------------------------------------------
     Gross profit           29,414        (59,237)       70,825       (41,469)
     -------------------------------------------------------------------------

     EXPENSES
     Research and
      development          614,501        736,855     1,470,235     2,108,491
     General and
      administration       367,052        995,433     1,314,130     2,547,538
     Interest on
     long-term debt        201,357        167,217       571,703       496,200
     Imputed interest
      on long-term debt    398,787        253,093     1,058,989       732,667
     Amortization           30,059         42,046        74,422       124,744
     Loss (gain) on
      foreign exchange     347,760       (533,217)      574,743    (1,287,658)
     -------------------------------------------------------------------------
                         1,959,516      1,661,427     5,064,222     4,721,982
     -------------------------------------------------------------------------

     RECOVERIES AND
      OTHER INCOME
     Investment tax
      credits               49,000         54,000        94,000       102,000
     Interest                2,599         31,531        20,162        95,760
     -------------------------------------------------------------------------
                            51,599         85,531       114,162       197,760
     -------------------------------------------------------------------------
     Net loss and
      comprehensive loss
      for the period    (1,878,503)    (1,635,133)   (4,879,235)   (4,565,691)

     Deficit, beginning
      of period        (43,436,886)   (37,050,900)  (40,436,154)  (34,162,342)
     Adjustment to
      opening deficit            -              -             -        42,000
     -------------------------------------------------------------------------
     Deficit, end of
      period           (45,315,389)   (38,686,033)  (45,315,389)  (38,686,033)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted
      loss per share        $(0.07)        $(0.07)      $(0.19)        $(0.19)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted average
      number of
      common shares
      outstanding       26,660,746      25,080,610   26,033,574    24,036,431
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying note

     PreMD Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In Canadian dollars)
                                   Unaudited
                                    (note 1)

                               Three months ended         Nine months ended
                                 September 30                September 30
                           ------------------------  -------------------------
                               2008         2007         2008         2007
                                $            $            $            $
     -------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Net loss and
      comprehensive loss
      for the period        (1,878,503) (1,635,133)   (4,879,235)  (4,565,691)
     Add (deduct) items
      not involving
      cash
       Amortization             30,059      42,046        74,422      124,744
       Stock compensation
        costs included in:
         Research and
          development
          expense               15,557      84,261        92,832      151,644
         General and
          administration
          expense               43,914     154,803       251,528      335,408
       Loss on sale of
        capital assets           3,938           -         3,938          143
       Imputed interest
        on long-term debt      398,787     253,093     1,058,989      732,667
       Capitalized interest
        on debenture            34,595           -        75,045            -
       Interest on
        convertible
        debentures paid in
        common shares          164,949     135,457       497,115      406,368
       Add loss (deduct
        gain) on foreign
        exchange               347,760    (533,217)      574,743   (1,287,658)
     Net change in non-cash
      working capital
      balances related to
      operations               456,496    (123,726)       55,160     (962,444)
     Increase (decrease)
      in deferred revenue      (26,670)    506,730       (80,010)     506,730
     -------------------------------------------------------------------------
     Cash used in operating
      activities              (409,118) (1,115,686)   (2,275,473)  (4,558,089)
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Short-term investments    416,616      15,521       907,768    2,124,980
     Proceeds from sale of
      capital assets             1,300           -         1,300        1,435
     Purchase of capital
      assets                         -      (7,845)       (9,161)     (10,078)
     -------------------------------------------------------------------------
     Cash provided by
      investing activities     417,916       7,676       899,907    2,116,337
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Issuance of debentures,
      net of issue costs             -           -     1,137,534            -
     Issuance of capital
      stock, net of issue
      costs                          -     (46,153)            -    3,683,804
     -------------------------------------------------------------------------
     Cash provided by
      (used in) financing
      activities                     -     (46,153)    1,137,534    3,683,804
     -------------------------------------------------------------------------
     Effect of exchange rate
      changes on cash and
      cash equivalents            (349)    (20,665)       (9,250)     (14,019)
     -------------------------------------------------------------------------
     Net increase (decrease)
      in cash and cash
      equivalents during
      the period                 8,449  (1,174,828)     (247,282)   1,228,033
     Cash and cash
      equivalents
       Beginning of period      26,469   2,515,438       282,200      112,577
       End of period            34,918   1,340,610        34,918    1,340,610
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Represented by
     Cash                       34,918     294,138        34,918      294,138
     Cash equivalents                -   1,046,472             -    1,046,472
     -------------------------------------------------------------------------
                                34,918   1,340,610        34,918    1,340,610
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying note

     NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
     (In Canadian dollars unless otherwise noted)
     September 30, 2008

     Unaudited

     1.  GOING CONCERN UNCERTAINTY

         The Company's consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $4,879,235 for the nine months ended September 30, 2008, has a shareholders' deficiency of $7,700,590 as at September 30, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

         The Company's ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.
     >>

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Brent Norton, President & CEO, Tel: (416)
222-3449 ext 22, Email: bnorton(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 17:00e 13-NOV-08